**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**December 15, 2017**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Sophiris Bio Inc.**

**File No. 333-186724 - CF#35753**
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Sophiris Bio Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on February 15, 2013, as amended.

Based on representations by Sophiris Bio Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.10 | through December 7, 2020 |
| Exhibit 10.12 | through December 7, 2020 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary